FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

EXHIBIT LIST

99.1     Letter of Correspondence

99.2       Management Information Circular as at May 27, 2013

99.3       Notice of Annual General Meeting of Members, Tuesday, June 25, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  June 12, 2013
/s/ Bradford Cooke
Bradford Cooke
Chief Executive Officer